January 16, 2025 Megan Miller Division of Investment Management U.S. Securities and Exchange Commission 3 World Financial Center New York, New York 10281

Re: GraniteShares ETF Trust (the “Trust” or the “Registrant”) File Nos. 333-214796, 811-23214

Dear Ms. Miller

This correspondence is submitted in response to the Staff’s comments related to the June 30, 2024, Form N-CSR for GraniteShares ETF Trust (the “Trust” or “Registrant”), on behalf of its series, GraniteShares 2x Long AAPL Daily ETF, GraniteShares 2x Long AMD Daily ETF, GraniteShares 1x Short AMD Daily ETF, GraniteShares 2x Long AMZN Daily ETF, GraniteShares 2x Long BABA Daily ETF, GraniteShares Bloomberg Commodity Broad Strategy No K-1 ETF, GraniteShares 2x Long COIN Daily ETF, GraniteShares Nasdaq Select Disruptors ETF, GraniteShares 2x Long META Daily ETF, GraniteShares HIPS US High Income ETF, GraniteShares 2x Long MSFT Daily ETF, GraniteShares 2x Short NVDA Daily ETF, GraniteShares 2x Long NVDA Daily ETF, GraniteShares 2x Short TSLA Daily ETF, GraniteShares 1.25x Long TSLA Daily ETF, and GraniteShares 2x Long TSLA Daily ETF (each a “Fund” and collectively, the “Funds”).

Set forth below are your comments, as we understand them, followed by responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Where appliable, revisions indicated in responses to your comments will be reflected in an amendment to the Form N-CSR to be filed subsequently to or concurrently with this letter. All capitalized terms not defined herein have the meaning given to them in the registration statement.

Responses below have been provided by the Registrant (GraniteShares ETF Trust) and the Administrator/Accounting agent (ALPS Fund Services, Inc.).

TAILORED SHAREHOLDER REPORTS

Comment 1: The Staff notes that it appears the cost paid in the Funds’ tailored shareholder report is not computed using the by average account value over the period as required by Instruction 2A to Item 27AC on Form N-1A. Please review the calculation and supplementally confirm if the information is correct. If it is incorrect, please supplementally describe what controls will be implemented to comply with the rule in the future.

Response: : The Registrant acknowledges the comments and confirmed that the “Cost of Investment” was erroneously computed as it was not determined using the average account value over the period. The Registrant will amend its procedure to comply with the rule in the future.

January 16, 2025

ANNUAL FINANCIAL STATEMENTS

All Funds

Comment 2: Please fix the header that states “Notes to Financial Statements and Financial Highlights” to include only the relevant content of that section of that report.

Response: The Registrant acknowledges the comment. The header for this section will only refer to the “Note to Financial Statements” in future reporting cycles.

Comment 3: Rule 304 of Regulation ST requires that textual information be searchable for investors and users. Please explain how Form N-CSR and the related financial statements comply with Regulation ST.

Response: The Registrant notes that the textual information of the Tailored Shareholder Reports is searchable. However, the textual information contained in the Annual Report is not searchable. The Registrant acknowledges the comment and will work with the filing agent to ensure that futures N-CSR filings are fully searchable.

Comment 4: According to the Notes to the Financial Statements, the Funds have certain commitments and contingencies, however the balance sheet does not have disclosure of a line item that references the Notes to the Financial Statements. Please include the required disclosures in future financial statements per Regulation S-X6-04.15. For example, Note 5 – Subject to Recoupment.

Response: The Registrant acknowledges the comment. For future reporting cycles, and when required, disclosures will be added to the balance sheet in reference to the funds’ commitments and contingencies with a reference to the footnote which such commitments and contingencies are addressed.

Comment 5: If any restrictions are placed on cash, please include the appropriate disclosures in the Notes to the Financial Statements and in accordance with Regulation S-X6-04.4 and 5.02.01.

Response: The Registrant acknowledges the comment. For future reporting cycles, any restrictions placed on cash will be disclosed in the notes to the financial statements.

Comment 6: Please include the terms of any collateral received or pledged pursuant to an enforceable master netting arrangement in the Notes to the Financial Statements, pursuant to ASC 210-20-55-14.

Response: The Registrant acknowledges the comment. For future reporting cycles, terms of any collateral received or pledged pursuant to an enforceable master netting agreement will be disclosed in the notes to the financial statements.

January 16, 2025

Comment 7: Please include a description of the valuation technique and input used in a fair value measurement of the total returns swap, in accordance with Regulation S-X 6-03D and ASC 820-10-50).

Response: The Registrant notes that swap agreements have been classified as level 2 for valuation purposes and believes that the disclosures provided are sufficient for that level of classification.

Comment 8: GraniteShares 2x Long NVDA Daily ETF and GraniteShares Long COIN Daily ETF reported 11811% and 44577% portfolio turnover in their respective Financial Highlights. Please explain if active and frequent trading is part of each Fund’s principal investment strategy and if so, how the risk related to portfolio turnover is addressed in each Fund’s summary prospectus.

Response: Both funds are actively managed leveraged funds with daily investment objectives which require daily rebalancing of their portfolios. It is disclosed in the investment objective section of each product (“The Fund seeks daily investment results…”). Specific disclosure is made in the prospectus in relation to impact of the daily rebalancing under the Principal Investment Strategy section of each fund: “Because of daily rebalancing and the compounding of each day’s return over time, the return of the Fund for periods longer than a single day will be the result of each day’s returns compounded over the period, which will very likely differ from 200% of the return of the Underlying Stock over the same period. The Fund will lose money if the Underlying Stock’s performance is flat over time, and as a result of daily rebalancing, the Underlying Stock volatility and the effects of compounding, it is even possible that the Fund will lose money over time while the Underlying Stock’s performance increases over a period longer than a single day.” (bold in the original text).

Comment 9: In the Funds’ Schedule of Investments, please disclose the payment frequency and terms of payments received and paid when describing the Funds’ investments and total return swaps, in accordance with Regulation S-X 12-13C.

Response: The Registrant acknowledges the comment. For future reporting cycles, payment frequency as well as terms of payments received and paid will be disclosed in the Schedule of Investments when describing the Funds’ investments and total return swaps.

Comment 10: For footnote (a) in the Schedule of Investments underneath the Total Return Swap Contracts table, please explain what footnote (a) means for the referenced entity. Please explain if this collateral is in addition to what is shown on the Statement of Assets and Liabilities.

Response: The Registrant notes that footnote (a) is associated with the column header “Obligation”. The purpose of footnote (a) is to outline that cash held as collateral in relation to the swap contracts represents an obligation of the funds toward the swap counterparties. Details of this obligation are provided under the Statements of Assets and Liabilities under the line item “Cash collateral held for open swap contract”.

January 16, 2025

Comment 11: The Staff notes that a number of the Funds disclose dividends of income on the Statement of Operations, however the Staff did not see a disclosure for those aforementioned Funds that the Funds held the underlying securities under the period. Please explain the nature and source of the dividend income. In addition, please explain the nature and source of dividend income on Funds with short positions. Also, please explain how dividends on total return swap are treated for valuation purposes on the Statement of Operations and for NAV purposes.

Response: The largest source of investment income for both long and short funds comes from income generated by the cash position. The long funds may also invest in stocks which would generate income through the dividend, although such amounts are generally expected to be modest since the funds mostly obtain their exposure through swaps.

Dividends received under the total return swaps are reported under the realized gains section, in the line item “Total return swaps” of the Statement of operations.

Comment 12: Please explain why the Financial Highlights and Audit Opinion dates for commencement of operations do not match the Notes to the Financial Statements.

Response: The Registrant acknowledges the comment. The dates do not align due to a clerical tie-back error, resulting in a one-day difference. The Commencement of Operations dates outlined in the Financial Highlights and Audit Opinion are accurate. The registrant and the Accounting Agent will reinforce their internal controls and perform additional tie-back checks to ensure the accuracy of the commencement dates throughout the financial reports for future reporting cycles.

Comment 13: For GraniteShares HIPS US High Income ETF, please explain what the overdraft fees disclose in the Statement of Operations represents and why the overdraft fees are disclosed net on the Statement of Operations as opposed to an operating expense of the Fund.

Response: The footnote is provided to outline the existence of an overdraft incurred at the fund level. The Registrant acknowledges the comment and agrees that such fees should be reported as an expense item but that prior reporting has not been materially misstated due to the insignificant level of fees incurred by the fund. For future reporting cycles, overdraft fees will be reported as a fund expense item.

January 16, 2025

Comment 14: Please discuss in correspondence how each Fund that holds derivative instruments met the requirement to disclose quantitative disclosures for items subject to a master netting arrangement, including any collateral received or paid, in accordance with ASC 210-20-50-3 & 5. The Staff noted that in Note 8 – Valuation of Derivative Instruments, the exposure to counterparty for swap contract in the offsetting table is very large. The Staff notes it does not appear there are any cash collateral in the offsetting table for some Funds that show a collateral balance on the Statement of Assets and Liabilities. Please explain why those balances are not included in the offsetting tables.

Response: The funds operate on a net margin basis and the swap are unfunded transactions. Upon opening a swap transaction, a fund pledges an amount (generally referred to as an “Initial Margin”) to the swap counterparty. The amount pledged is held in a segregated account by the fund’s custodian (Brown Brother and Harriman). The amount pledged is adjusted daily to reflect the change in the swap valuation. In case of an unrealized appreciation on an open position, the swap counterparties do not pledge collateral but instead allow for the amount pledged by the funds to be reduced. The resulting net amount is shown as an asset on the balance sheet of each fund. For future reporting periods, the Registrant will enhance disclosures about net amounts in the offsetting table.

Comment 15: The Staff notes that Item 10 is appears twice in Form N-CSR. The Staff also notes that Item 10 shows a total of $24,000 paid to the Trustees for GraniteShares Bloomberg Commodity Broad Strategy No K-1 ETF, GraniteShares HIPS U.S. High Income ETF and GraniteShares Nasdaq Select Disruptor ETF and another $24,000 paid to the Trustees for the next thirteen Funds in Form N-CSR. Please confirm that the Trustees’ received $48,000 for all the Funds in Form N-CSR. Please confirm that the Trustees were paid separately from advisory fees for GraniteShares Bloomberg Commodity Broad Strategy No K-1 ETF, GraniteShares HIPS U.S. High Income ETF and GraniteShares Nasdaq Select Disruptor ETF.

Response: The trustees’ overall remuneration for the fiscal year ending June 30, 2024, was $24,000. That covers all the funds issued under GraniteShares ETF Trust.

Three funds (GraniteShares Bloomberg Commodity Broad Strategy No K-1 ETF (COMB), GraniteShares HIPS U.S. High Income ETF (HIPS) and GraniteShares Nasdaq Select Disruptors ETF (DRUP)), operate under a unitary fee structure, and as a result the remuneration paid to the trustees do not appear in the financial statements of these funds.

The other funds do not operate under a unitary fee structure and directly support the remuneration of the trustees. The Registrant acknowledges the comment, and language will be added for future reporting cycles to detail the treatment of the remuneration made to the trustees.

If you have any questions or additional comments, please call the undersigned at 216-566-5706.

Very truly yours,

/s/ Andrew Davalla
Andrew Davalla